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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-22906

                           NOTIFICATION OF LATE FILING

 (Check One):     [ X ] Form 10-K   [  ] Form 11-K   [   ] Form 20-F
[   ] Form  10-Q  [   ]  Form  N-SAR

For  Period  Ended:  December  31,  2000
                   ---------------------

[   ]  Transition  Report  on Form 10-K  [   ] Transition Report on Form 10-Q
[   ]  Transition  Report  on Form 20-F  [   ] Transition Report on Form N-SAR
[   ]  Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                         PART I.  REGISTRANT INFORMATION

Full  name  of  registrant  ABC-NACO  Inc.
                            --------------

Former  name  if  applicable

Address  of  principal  executive  office  (Street  and  number)
2001  Butterfield  Road,  Suite  502
City,  State  and  Zip  Code  Downers  Grove,  Illinois  60515

                        PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[  X  ]     (a)  The  reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The  accountant's  statement  or  other  exhibit  required by Rule
12b-25(c)  has  been  attached  if  applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion of thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Completion of the financial statements for the year ended December 31, 2000, requires resolution of several reporting matters, including those relating to the Company's sale of its Signal division in late February 2001 and the Company's credit facilities.

                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  J.  P.  Singsank               630-852-1300
  ----------------               ------------
(Name)       (Area  Code) (Telephone  number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ X ] Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [   ] Yes  [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

  ABC-NACO  Inc.
  --------------
(Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March  30,  2001

By:
J. P.  Singsank
Senior  Vice  President  and  Chief  Financial  Officer